SLM Corporation
300 Continental Drive
Newark, Delaware 19713
Jonathan C. Clark
Executive Vice President and
Chief Financial Officer
(302) 283-8440
May 16, 2011
Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SLM Corporation Form 10-K for Fiscal Year Ended December 31, 2010 Filed February 28, 2011 File No. 001-13251
Dear Ms. Hunsaker,
     On behalf of SLM Corporation (the “Company”), I respectfully provide our responses to the comments in your letter dated May 2, 2011. For your convenience, the text of your comments is reproduced below before each applicable response.
Form 10-K for the Fiscal Year Ended December 31, 2010
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23
Consumer Lending Portfolio Performance, page 66
1.	We note your rollforward of the receivable for partially charged-off loans on page 74. In future filings, please clarify the descriptions provided or footnotes to the table to address the following:
•	Tell us and clarify in future filings whether the line item “expected future recoveries of current period defaults” represents the remaining loan balance expected to be collected from contractual loan balances partially charged-off during the period;

•	Please expand the explanation provided in footnote 1 to the table to clarify what the amount represents;

•	Please clarify whether recoveries represents the balances originally expected to be collected on the partially charged-off loan. Additionally, tell us where recoveries in excess of the partially charged-off loan balance are reflected in the roll forward; and

•	Tell us how additional charge-offs to receivables previously reflected in the table are accounted for in the roll forward.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

Response:
We believe the revised disclosures in our first quarter 2011 Form 10-Q filing (see pages 66 and 67 of our first quarter 2011 Form 10-Q) as shown in Exhibit 1 to this letter addresses your comments. Footnotes (2) and (3) to the revised roll-forward table are responsive to the Staff’s first and second comments above.
Please note that, in response to the Staff’s last two bullet comments, we have provided additional detail in the roll forward table to show the activity of charge-offs to the receivable occurring in the period (previously this was included in the “expected future recoveries of current period defaults” line item because the amount was not material) and expanded the narrative in our disclosure to address the possibility of recoveries in excess of the partially charged-off loan balance. To date, the collection of excess recoveries beyond expectation has been insignificant because the majority of our defaulted portfolio are recent occurrences (primarily defaults occurring within the past three years) and our recovery experience and expectation generally extends for an average life of five years. Any excess recoveries that we have experienced to date were netted against charge-offs within our Allowance for Private Education Loan Losses table. To the extent excess recoveries become material, it will be presented as a separate line item.
Liquidity and Capital Resources, page 75
Primary Sources of Liquidity and Available Capacity, page 76
2.	We note your disclosure that shows your total sources of primary liquidity for general corporate purposes. Please address the following:
•	Given the importance of liquidity to your operations and the potential volatility of liquid assets on a daily basis, in addition to disclosing the amounts of total sources of primary liquidity for general purposes as of the balance sheet dates, please also disclose the average amounts available during the periods presented.

•	We note your footnote to the table that borrowing capacity is subject to the availability of collateral as well as your disclosure of the amount of collateral available existing at the balance sheet dates. Given that the available borrowing capacity at the balance sheet dates is substantially less than the contractual maximum potentially available under the facilities due to the limited amounts of collateral available, please tell us why you believe it is appropriate to reflect the full contractual amounts remaining under the facilities (but not currently available) in the table.
Response:
We have included the average amounts of our primary sources of liquidity available for the periods presented in our first quarter 2011 Form 10-Q (page 68) as shown in Exhibit 2 to this letter.
In response to your comment in the second bullet above, we respectfully advise the Staff that on page 28 of our 2010 Form 10-K we highlighted for our investors that one of our 2011 management objectives was to maximize cash flows from FFELP loans by opportunistically purchasing FFELP loan portfolios from third parties. In the table on page 76 we included the “Available borrowings to the extent collateral exists” because this is a source of liquidity for purchasing available FFELP loan portfolios pursuant to our stated management objective. Liquidity covers both cash needs for acquisitions and the originations of

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

loans. To the extent we purchase any FFELP loan portfolios in 2011 we can use these facilities to finance the newly acquired loan portfolio(s). In addition, these facilities can be used to refinance loans that are currently funded through other secured facilities. It is our current intent to refinance all loans in the ED Conduit Facility prior to its termination in 2014. We have titled this subset of information in the table in an effort to make it clear that these financing facilities may be available only to the extent we have the necessary collateral and added footnote (5) to the table describing the current amount of available collateral. We believe this disclosure provides important information regarding both our current borrowing capacity and our available capacity for potential acquisitions of additional FFELP loan portfolios and the refinancing of existing funding programs such as the ED Conduit Facility.
Critical Accounting Policies and Estimates, page 82
Premium and Discount Amortization, page 83
3.	We note your disclosure that you expect in the future that you will begin to consolidate Private Education Loans, and that this fact is built into the constant prepayment rate (CPR) assumption you use for private Education Loans. Please tell us (1) the effect of this assumption on your CPR assumption, (2) how it was built into your model, and (3) your current expected timetable for offering these types of consolidation loans.
Response:
The following are responses to your comment and questions:
1.	The impact to the Private Education Loan CPR assumption relating to consolidation of loans for purposes of Premium and Discount Amortization as of December 31, 2010 represents 0.3 percent of the total life of loan CPR rate assumption of 4.7 percent. Historically, the actual consolidation component of CPR was as high as 0.6 percent at the peak of private loan consolidation in 2007 but then trailed down to 0.15 percent by 2009 as competitors exited the market. We believe that the future consolidation component is not a significant driver of prepayment speed of the Private Education Loan, and our expectation is that future activity will not reach levels experienced during the peak of the industry’s consolidation efforts.

2.	The process for embedding the consolidation impact into the overall CPR involves first removing historical consolidation experience from the historical prepayment data when performing the initial calculation of the prepayment curve as our expectation of future consolidation varies from recent historical activity when private consolidation has not been widely offered. Then a new prepayment assumption relating to future anticipated levels of private loan consolidation is calculated through prepayment modeling programs based on input and discussion with the Company’s Product Management and Marketing groups who own and manage the consolidation product. The consolidation assumption is developed into a curve which is layered onto the base curve (calculation of prepayments excluding historical consolidations) to arrive at a blended CPR curve for purposes of applying it to our calculation of Premium and Discount Amortization.

3.	We anticipate launching a new private loan consolidation loan pilot program during third quarter 2011.
Consolidated Statements of Cash Flows, page F-9
4.	We note your disclosure on page F-13 all student loans, with the exception of those loans sold under the ED’s Purchase Program, are initially categorized as held for investment until there is

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

certainty as to each specific loan’s ultimate financing. With this in mind, please tell us how you determined the approximate classification of your loan activity within your Statement of Cash Flows. For example, we note that you disclose cash flows from acquisitions of student loans within investing activities; however it is not clear where loan originations are classified. Furthermore, we note that you report a significant amount of “Student loans originated for sale, net” within operating activities despite the fact that the majority of your loan originations appear to be initially classified as held for investment. Please tell us how you determined this classification was appropriate and in compliance with the guidance in paragraphs 12e and 21 of ASC 230-10-45.
Response:
We classify both student loans originated and student loans acquired (except those that were loans eligible to be sold to ED under their Loan Purchase Commitment Program (“Purchase Program”), which were classified as held-for-sale as discussed below in the following paragraph) as held-for-investment under the heading “Student Loans Acquired” in the Investing Activities section of our Consolidated Statement of Cash Flows. As we discussed on pages F-12 and F-13 of our 2010 Form 10-K, all of these loans are initially classified as held-for-investment on the Consolidated Balance Sheet until we have certainty regarding how we would finance the loan (i.e., finance through an off-balance sheet or on balance sheet financing vehicle). From 2008 through the first quarter of 2011, all of our loan financings through variable interest entities (“VIE’s”) have been consolidated under the guidance of ASC 810, Consolidations, and, therefore, none of the underlying loans were classified as held-for-sale. Based upon the above, we believe the classification of these loans in the statement of cash flows as an investing activity is appropriate under ASC 230-10-45-12e.
The only significant instances of student loans transferred from held-for-investment to held-for-sale on our balance sheet since 2008 were as follows:
•	In response to the economic conditions and resulting lack of access to the capital markets, in November 2008 ED announced it was using its authority under ECASLA to directly purchase certain eligible FFELP loans originated for academic year 2007/2008. This program was in place through February 28, 2009. As part of this program we sold $980 million of loans ($494 million sold in December 2008 and $486 million in January 2009) that were first disbursed between May 1, 2007 and April 30, 2008. These loans were initially classified as held-for-investment and moved to held-for-sale in fourth quarter 2008 when we determined we would sell the loans to ED (i.e., it became our intent and we had the ability to sell to ED when ED announced the program in November 2008). The cash flows related to both of these transactions were recorded in the investing activities of our Consolidated Statement of Cash Flows (both originations and sales) because the loans were initially classified as held-for-investment as required by ASC 230-10-45-12e.

•	In third quarter 2010 we sold approximately $100 million of student loans. These loans were initially recorded as held-for-investment on our balance sheet and had been in our portfolio for many years prior to the decision to sell the loans. Once we determined we would sell these loans, we reclassified these loans has held-for-sale. The cash flows related to these transactions (both originations and sales) were recorded in the investing activities of our Consolidated Statement of Cash Flows because the loans were initially classified as held-for-investment as required by ASC 230-10-45-12e.

•	Beginning in third quarter 2009, we began to sell loans to ED out of the ED Conduit Facility at 97 percent of par (principal and interest) when those loans hit the delinquency trigger (210 days delinquent at which point we are required to remove them from the ED Conduit Facility and can either fund the acquisition internally or sell the loans to ED). The amount of the sales to ED has averaged approximately $25 million per month. Those loans were originated and classified as

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

held-for-investment and we don’t re-designate those loans as held-for-sale until the time of sale because there is no intent to sell the loans unless they actually hit the delinquency trigger.
Based upon the above, we believe the classification of these student loans in the statement of cash flows as an investing activity is appropriate under ASC 230-10-45-12e.
From May 2008 through June 2010 (when FFELP originations ceased) all originated FFELP loans that qualified for the ED Purchase Program were designated as held-for-sale. All loans originated or acquired that were eligible for the ED Purchase Program in 2009 and 2010 were initially classified as held-for-sale (this consisted of approximately 85 percent of all FFELP loans originated or acquired during this time period) and the net cash flows associated with the acquisition, origination, and net settlement related to the financing of these loans have been included under the heading of “Student loans originated for sale, net” within the operating activities section of our Consolidated Statement of Cash Flows. We initially classified these loans as held-for-sale because we had the intent and ability to sell these loans to ED upon origination. All loans initially classified as held-for-sale in 2010, 2009 and 2008 were subsequently sold to ED. Based upon the above, we believe the classification of these loans (both originations and sale) in the Consolidated Statement of Cash Flows as an operating activity is appropriate under ASC 230-10-45-21.
In response to the Staff’s comment, we have changed the heading to “Student Loans Acquired and Originated” from “Student Loans Acquired” in the investing activities section of our first quarter 2011 Form 10-Q Consolidated Statement of Cash Flows to clarify that this amount includes both originated and acquired loans classified as held-for-investment.
Note 2 — Significant Accounting Policies, page F-10
Student Loan Income, page F-13
5.	We note that you offer repayment borrower benefits to certain eligible borrowers and that these payments affect the student loan yield. You also state that you regularly evaluate the assumptions used to estimate the prepayment speeds and qualification rates used for this program. We note that you state on page G-4 that you occasionally change repayment borrower benefit programs in both amount and qualification factors, which are then reflected in the estimate of the repayment borrower benefits discount when made. Given the effects of this program on your student loan income yield, please expand your disclosure in future filings to provide further discussion about these programs. For example, please include the following in your revised disclosures:
•	Clarification as to when borrowers typically first become eligible for the program (i.e. X months after loan begins repayment);

•	Quantification of borrowers that qualify for the benefits;

•	The length of time the average borrower remains eligible for the program and how that is considered in your yield adjustment;

•	The types of qualification factors and typical benefit programs offered; and

•	Whether you are able to change the program terms at any time to borrowers currently meeting the program criteria.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

Response:
Repayment Borrower Benefits (“benefits”) were offered extensively on FFELP Loans as a marketing tool through 2008 to distinguish our product from other FFELP lenders. Most of these benefits were of a type that required the borrower to make a certain number of on-time scheduled payments (typically 24 to 48 scheduled monthly payments depending on specific program) resulting in a reduced interest rate for the borrower for the remaining term of their loan. We recognize this expected reduction in interest rate using an effective yield approach that incorporates projections about the percentage of borrowers who will qualify for the program criteria and payment requirements.
We do not believe that the Borrower Benefit programs and associated accounting impact are material for the following reasons:
1.	We stopped offering repayment borrower benefits on new FFELP loans in 2008 and, as of July 1, 2010, we no longer originate FFELP loans. For Private loans, the only loans we are currently originating and will continue to originate going forward, we have not historically offered repayment borrower benefits of any magnitude and we currently do not expect to offer repayment borrower benefits of any magnitude in the future.

2.	For 2010, repayment borrower benefits for which we model an effective-yield adjustment resulted in a total pre-tax reduction in revenue of $95 million across the entire student loan portfolio. Of this total, FFELP loan repayment borrower benefits represented $89 million, or 94 percent of the total. Within the total impact of the effective-yield adjustment, the actual component that was driven by assumptions regarding the expected usage of these benefits by borrowers was $38 million which represents only 3 percent of pre-tax income from continuing operations for 2010.

3.	We factor in an assumption regarding the percentage of borrowers that will eventually qualify for the repayment borrower benefit. This assumption is consistent at 10, 11 and 13 basis points of yield over the last three years (as noted on page 44 of our 2010 Form 10-K). We do not currently expect it to significantly change in the future.

4.	In terms of size of the benefit programs only 9 percent of our FFELP loans are currently receiving repayment borrower benefits and 2 percent of our Private loans are currently receiving repayment borrower benefits. The rate reductions offered on FFELP loans are also larger than those offered on Private loans. As a result, our repayment borrower benefits of significance only relate to a FFELP portfolio that will wind down over time since we no longer originate FFELP loans.
Given the nature, magnitude, lack of any significant variability, and expected decline in the impact of repayment borrower benefits, in the glossary of future filings (glossary pages of our Form 10-K’s and 10-Q’s) we will indicate that repayment borrower benefits are predominantly a FFELP loan program feature and that the financial impact of these benefits to our consolidated net income will continue to decline over time as the FFELP portfolio winds down, but beyond that we do not believe it necessary to add any additional disclosure.
Allowance for Loan Losses, page F-13
6.	We note that you made significant revisions to your accounting policy disclosure related to your allowance for loan losses methodology in your December 31, 2010 Form 10-K (as compared to

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

disclosure provided in your December 31, 2009 10-K). It is not clear to us whether these changes simply represent disclosure enhancements and refinements or whether you made changes to your actual allowance methodology during 2010. Accordingly, please revise your future filings to address the following and include your proposed disclosures in your response.
•	Disclose whether you continue to use a migration analysis of delinquent and current accounts to estimate your allowance for loan losses and if any changes were made to this model during the current fiscal year;

•	More clearly disclose how the look-back period for purposes of calculating historical default rates is calculated and whether different look—back periods are calculated for different segments of your portfolio. In this regard we reference your disclosure that you make judgments about which historical period to start with and then make further judgments about whether that historical experience is representative of future expectations;

•	Quantify the actual look-back period used for purposes of estimating your allowance for loan losses as of December 31, 2010; and

•	Enhance your disclosure to provide more clarity around how the future economic environment is taken into account when estimating the allowance for loan losses. Additionally, clarify how this methodology captures the probable loss inherent in the loans, as opposed to the expected loss in the loans.
Response:
The significant revisions made to our disclosures in the 2010 Form 10-K were a result of the new guidance surrounding “Disclosures Regarding Credit Quality of Receivables” and not as a result of any new allowance methodology as of December 31, 2010. However, effective in the first quarter of 2011, we made changes in the Private Education Loan Allowance for Loan Loss estimation methodology. With regard to the estimation changes implemented in the first quarter of 2011, we have added the following disclosure to our first quarter 2011 Form 10-Q filing in the Allowance for Loan Losses footnote, as well as the Critical Accounting Policies and Estimates section of the MD&A. We believe this disclosure addresses your comments. The new disclosure (pages 7, 72 and 73 of our first quarter 2011 Form 10-Q) is as follows:
In determining the allowance for loan losses, we estimate the principal amount of loans that will default over the next two years (two years being the expected period between a loss event and default). In the first quarter of 2011, we implemented a new model to estimate these Private Education Loan defaults. Both the prior model and new model are considered “migration models”. Our prior allowance model (in place through December 31, 2010) segmented the portfolio into categories of similar risk characteristics based on loan program type, school type, loan status, seasoning, underwriting criteria (credit scores) and the existence or absence of a cosigner using school type, credit scores, cosigner status, loan status and seasoning as the primary risk characteristics. Our new model uses these same primary risk characteristics but also further segments the portfolio by the number of months the loan is in its repayment period (seasoning). While our previous allowance process incorporated the impact of seasoning, the new model more directly incorporates this aspect. Another change in the new allowance model relates to the historical period of experience that we use as a starting point for projecting future defaults. Our new model is based upon a seasonal average, adjusted to the previous three to six months of actual collection experience as the starting point and applies expected macroeconomic changes and collection procedure changes to estimate expected losses caused by loss events incurred as of

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

the balance sheet date. Our previous model primarily used a one year historical default experience period and did not include the ability to directly model an economic expectation or collection procedure change. As a result, the previous allowance process included qualitative adjustments for these factors. As such, the new model is less dependent on a long look-back period because we do not believe that our delinquency and default experience over the past few years is indicative of the probable losses incurred in the loan portfolio today. While the model we use as a part of the allowance for loan losses process changed in the first quarter, the overall process for calculating the appropriate amount of allowance for Private Education Loan loss as disclosed in the 2010 Form 10-K has not changed. The new model is more reactive to recent borrower behavior, loan performance, and collection performance, as well as expectations about economic factors. There was no adjustment to our allowance for loan loss upon implementing this new default projection model in the first quarter of 2011. In addition, there was no change in how we estimate the amount we will recover over time related to these defaulted amounts.
Retained Interest in off-balance sheet securitized loans, page F-20
7.	We note your disclosure that to the extent that compensation received for servicing loans is no more or less than adequate compensation, no servicing asset or obligation is recorded, and that as of December 31, 2010 and 2009, you do not have any servicing assets or liabilities recorded on the balance sheet. In light of all of the changes to the student loan business during the past year, as well as the fact that the industry is experiencing higher collections and servicing costs (as noted on page 32), please tell us how you re-assessed whether a servicing asset or liability is required.
Response:
Based upon the reasons outlined below, we do not believe we have met the criteria necessary to recognize a servicing asset. Per ASC 860-50-25-1, servicing only becomes a distinct asset or liability either (1) when the transfer meets the requirements for sale accounting or (2) servicing is acquired or assumed that does not relate to financial assets of the servicer or its consolidated affiliates. On January 1, 2010, we consolidated all off-balance sheet securitizations in accordance with the guidance in ASC 810, Consolidations, and therefore there were no off-balance sheet securitizations recorded at December 31, 2010. In 2009 and 2008 all securitizations entered into by us did not meet the requirements for sales accounting treatment. Based upon the above, we would not have a recorded servicing asset or servicing liability because we did not meet the criteria for sales accounting in ASC 860-50-25-1. To the extent the economic environment over the past year resulted in higher collection and servicing costs these expenses were captured in our “Total operating expenses” line item of our Consolidated Statement of Income.
Contingency Revenue, page F-22
8.	We note your disclosure that you recognize fees received, net of actual rebates for defaults, over the service period which is estimated to be the life of the loan. Please tell us whether you factor in an estimate of the amount of revenue which may be later rebated and exclude that amount from revenue. If not, please tell us how you believe your policy complies with ASC 605-10-S99.
Response:
The revenue we recognized associated with the fees you refer to in your comment was approximately $37 million and $32 million for the years ending December 31, 2010 and 2009, respectively, which made up 3 percent and 4 percent of our pre-tax income from continuing operations. We recognize these fees paid to

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

us over the life of the loan (as opposed to recognizing it upon receipt of the fee). Our methodology factors in an estimate of the amount of revenue which may be later rebated and such amount is excluded from being recognized as revenue.
We receive default aversion fees (“DAF”) from guarantor agencies for certain default aversion services we perform to prevent delinquent FFELP loans from defaulting. We receive this DAF (one percent of unpaid principal balance plus accrued interest receivable at time of placement) when the loan is initially placed with us for performance of these services over the remaining life of the loan. In the event that the loan defaults, a rebate must be paid to the guarantor and ultimately ED in an amount equal to approximately one percent of the current unpaid principal balance and accrued interest at the point of default (after the loan becomes 270 days delinquent). As a result, when a loan defaults we are not required to rebate the entire DAF paid to us upon placement of the loan but rather we are entitled to retain the DAF that relates to the change in balance of the loan between placement and default and we rebate the remaining amount. For instance, if we receive a placement of a loan with remaining principal and accrued interest of $10,000 we receive $100 as a DAF. If that loan has paid down to $7,000 when the loan goes into default, we will pay a rebate of only $70. Our revenue recognition methodology estimates the amount we expect to rebate ($70 in this example) and excludes it from being recognized as revenue.
We believe we are able to reliably estimate expected loan defaults (and therefore can reliably estimate DAF rebates) on student loans. In addition, we also believe it would be remote that variances from our estimates would result in a material adjustment to our financial statements. As such, upon receipt of the DAF, we defer this revenue and begin to recognize the amount expected to be realized over the life of the loan (our service period).
Over the past twelve years since we began to provide this service on behalf of the guarantor, the actual ratio of rebates netted against the DAF received have averaged approximately 21 percent (the weighted-average ratio range in this twelve year period was between 16 percent and 27 percent). We also estimate that over the term of the service agreement we will have to rebate approximately 30 percent of the fees received. Based upon this discussion we believe our current accounting practice is in compliance with ASC 605-10-S99.
Note 3 — Student Loans, page F-25
9.	We note that you acquired $25.4 billion of securitized federal loans with a fair value of $24.9 billion from the Student Loan Corporation (SLC) on December 31, 2010. Please tell us how you determined whether any of the loans acquired from SLC were within the scope of ASC 310-30. If so, please revise your future filings to provide all of the disclosures required by ASC 310-30-50.
Response:
The portfolio acquired from Student Loan Corporation (SLC) consisted entirely of FFELP loans. All FFELP loans are guaranteed as to their principal and accrued interest in the event of default subject to a risk sharing level based on the date of loan disbursement. For loans disbursed after October 1, 1993, and before July 1, 2006, the holder is to receive 98 percent reimbursement on all qualifying default claims. For loans disbursed on or after July 1, 2006, the holder is to receive 97 percent reimbursement. The SLC portfolio is split approximately 50/50 between the 98 percent and 97 percent reimbursement levels, resulting in an expected credit exposure of only $95 million (over the remaining term of approximately 20 years) based upon the historical experience of our FFELP portfolio. This indicates that we have an anticipated credit exposure of only approximately 38 basis points over the remaining life of the portfolio. Although a borrower may encounter financial difficulty in paying back their loan, we do not deem FFELP loans as nonperforming from a credit risk standpoint at any point in their life cycle prior to claim payment

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

since all but a very small fraction of the balance is guaranteed by the U.S. Government. Interest continues to accrue through the date of claim and is also guaranteed at the same level as principal.
The prescribed accounting and disclosure within the scope of ASC 310-30 applies to loans meeting the scope of ASC 310-30-05-1 which states in part “loans acquired with evidence of deterioration of credit quality since origination acquired by completion of transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable.” The scope exception of ASC 310-30 goes on to say that the guidance does not apply to “loans for which it is possible, but not probable, that the investor will be unable to collect all amounts due according to the contractual terms of the loan”. Given the nature of the U.S. Government guarantee provided for these loans which reduces the impact to us from credit deterioration at acquisition to an immaterial level, we did not consider these loans to be within the scope of ASC 310-30. In addition, because of the insignificant credit loss exposure we do not believe any of the disclosures per ASC 310-30 would be material to our investors.
While we have concluded that acquired FFELP loans are not subject to ASC 310-30, our resulting policy and treatment of these loans under ASC 310-20 closely parallels the results of an expected future cash flow model as prescribed by ASC 310-30. We have determined that over the 20-year remaining life of this portfolio, we would not expect net income to vary between the two methods of accounting by more than $1.5 million in any given year, and cumulatively the difference as of the end of any year would not total more than $15 million in net income over the entire 20-year period (due principally to minor differences in discounting between the ASC 310-30 and ASC 310-20 models). Furthermore, no financial statement interest classification differences would exist between the two models under our current cash flow assumptions.
Note 4 — Allowance for Loan Losses, page F-29
10.	We note your disclosure on page F-37 that you began offering interest rate reductions to borrowers for their Private Education Loans in 2009. Please tell us whether these interest rate reductions were the only types of modifications performed on your loan portfolio during the years ended December 31, 2010 and 2009. Additionally, please tell us whether you considered these modifications to be troubled debt restructurings under ASC 310-40. Finally, please clarify if these are the loans for which you indicate are individually evaluated for impairment in your table on page F-30.
Response:
Loans receiving the interest rate reductions disclosed on page F-37 are the only modifications on the Private Education Loan portfolio considered to be troubled debt restructurings under ASC 310-40 as of December 31, 2010 and 2009 and are the loans indicated as being individually evaluated for impairment in our table on page F-30 under the Private Education Loan column. As discussed on pages 70-73 of our 2010 Form 10-K, we offer temporary payment deferral in the form of our forbearance program which does not forgive any amounts (principal or interest) contractually due from the borrower. As discussed on page F-27 of our 2010 Form 10-K, we describe forbearance as the following:
“Forbearance involves granting the borrower a temporary cessation of payments (or temporary acceptance of smaller than scheduled payments) for a specified period of time. Using forbearance in this manner effectively extends the original term of the loan. Forbearance does not grant any reduction in the total repayment obligation (principal or interest).”

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

We have not historically considered forbearance on Private Education Loans to be a modification considered to be a troubled debt restructuring but are currently assessing this conclusion further as a result of our planned adoption of ASC Update No. 2011-02, Receivables, as we have disclosed in the Recently Issued Accounting Standards section of footnote 1 to our first quarter 2011 Form 10-Q. This new guidance is effective for us as of July 1, 2011.
We have added the following language on page 14 of our first quarter 2011 Form 10-Q to clarify the concepts surrounding your comment:
“We offer temporary interest rate reductions to Private Education Loan borrowers who are both experiencing financial difficulties and meet other criteria. At March 31, 2011 and December 31, 2010, approximately $475 million and $444 million, respectively, had qualified at some point for an interest rate reduction modification since the inception of the program in May 2009. These modifications met the criteria of a troubled debt restructuring in accordance with ASC 310-40 Receivables — Troubled Debt Restructurings by Creditors and are individually evaluated for impairment. The allowance for loan losses associated with these loans was $123 million and $114 million at March 31, 2011 and December 31, 2010, respectively. Subsequent to modification, $70 million and $53 million defaulted through March 31, 2011 and December 31, 2010, respectively. At March 31, 2011 and December 31, 2010, approximately $235 million and $257 million, respectively, had qualified for the program and were currently receiving a reduction in their interest rate.”
Note 5 — Investments, page F-38
11.	Please revise your investment tables in your future filings to further segregate your investment categories by major security type. For example, we note that the vast majority of your investment portfolio consists of asset-backed securities. Based on your fair value disclosures in Note 15, it appears that such securities are primarily comprised of agency residential mortgage-backed securities. Your investment tables should separately present this major security type. Refer to ASC 942-320-50-2.
Response:
The disclosure provided has been based, in part, on the relative immateriality of these investments in relation to our financial statements taken as a whole. At December 31, 2010, our available for sale investment portfolio totaled $139 million (including restricted investments reflected in restricted cash and investments on the balance sheet) or 0.07 percent of total assets. Additionally, the total unrealized pre-tax losses of $62,000 are 0.001 percent and 0.01 percent of equity and pre-tax income from continuing operations, respectively. The fair value of these securities is disclosed on the face of the balance sheet, the difference between their fair values and cost is disclosed in the Consolidated Statement of Stockholders’ Equity and, because they are AAA equivalent securities with minimal fluctuations in fair value, we have determined that this disclosure is adequate given that the investments are not material to our financial statements. In addition, these investments are roughly break-even on a net interest income basis. Accordingly, we believe the net effect on earnings to be immaterial as well.
We have also concluded (based on materiality and the lack of any significant changes in our investments) that an investment footnote was not necessary to be included in our first quarter 2011 Form 10-Q.
The majority of the available for sale portfolio consists of U.S. Treasury securities and agency residential mortgage-backed securities that carry a full guarantee of principal and interest either directly from the U.S. Government (or through GNMA) or indirectly (through the U.S. Government’s backing of Fannie Mae and Freddie Mac). Overall, our investment portfolio is of low credit and market risk.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

All of our asset-backed securities are agency residential mortgage-backed securities. This has been clarified in the tables in the fair value footnote of the first quarter 2011 Form 10-Q (page 26) and will be reflected as such in the investment footnote the next time it is presented. We believe the remaining investments are either appropriately identified (such as our U.S. Treasuries) or considered immaterial for further disclosure breakout.
12.	Please revise your future filings to provide the disclosures required by ASC 320-10-50-6, segregated by those investments that have been in a continuous unrealized loss position for less than 12 months and those that have been in a continuous unrealized loss position for 12 months or longer.
Response:
At December 31, 2010, the total unrealized pre-tax loss was $62,000. Available for sale securities that had been in a continuous unrealized loss position for greater than 12 months totaled $1.5 million (fair value) and had an unrealized loss in OCI of $15,000. Also, as of March 31, 2011, these securities have recovered and are now in an unrealized gain position. The remaining $6.6 million (fair value) of securities with an unrealized loss were in a continuous loss position for less than 12 months and had an unrealized loss of $47,000. Based upon our assessment that these amounts are not material, no disclosure is required by ASC 320-10-50-6.
We will include in our second quarter Form 10-Q the following footnote to the fair value table (in the fair value footnote) for the investment section:
Our available-for-sale investment portfolio consists of investments that are primarily AAA equivalent securities whose cost basis is $___ versus a fair value of $__.
13.	Tell us how the “Other” investments line item discussed on page F-40 reconciles to “Other” investments on the face of the balance sheet. Also, please tell us why you classify receivables for cash collateral posted with derivative counterparties as an investment, instead of a receivable. Refer to ASC 860-30-25-3.
Response:
Other investments (which are disclosed on page F-40 of our 2010 Form 10-K) include the following ($ in millions):

Receivable for cash collateral pledged	$809
Leveraged leases	58
Other	6

Subtotal unrestricted “other investments” On the face of the balance sheet	873
Restricted “other investments” — FHLB stock	41

Total Other Investments	$914

We will update our disclosures in future filings when we next present an Investment footnote to provide substantially the same detail above to the extent material.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

The balance of our cash collateral pledged (receivable for cash collateral pledged) is 0.40 percent of our total assets and is separately disclosed (on page F-65 of our 2010 Form 10-K) within the footnotes. As a result, we do not believe that this is a material balance. Economically, we view it as part of our investment portfolio as it involves weekly transfer in and out based on changes in value of our derivative portfolio. Additionally, it is managed in connection with our cash and other investment positions.
ASC 860-30-25-3 states that “... All cash collateral shall be recorded as an asset by the party receiving it (the secured party), together with a liability for the obligation to return it to the payer (obligor), whose asset is a receivable.” While the standard states that our asset should be a receivable it does not provide guidance as to where it should be grouped on the balance sheet. We do account for this item as a receivable and, due to immateriality and the reasons discussed above, we have classified this receivable as an investment.
Note 7 — Borrowings, page F-47
Reset Rate Notes, page F-55
14.	We note your disclosure that certain tranches of your term ABS are reset rate notes that are subject to periodic remarketing, at which time the interest rate on the notes is reset. We also note that you have the option to repurchase a reset rate note upon a failed remarketing and hold it as an investment until such time it can be remarketed. Please tell us whether you account for the reset feature as an embedded derivative, and if so, please quantify the value of the derivatives as of December 31, 2010. Additionally, please tell us whether you have ever elected to repurchase the reset notes, and if so, how you accounted for the investment in your consolidated financial statements.
Response:
All of our reset rate notes were issued through securitization transactions prior to January 1, 2007 and, based upon the guidance discussed below, they were not required to be assessed for the potential bifurcation of embedded derivatives. Statement of Financial Accounting Standards No. 155 (as incorporated in ASC 815-25) was issued in 2006 and effective (for SLM Corporation) for all transactions issued after January 1, 2007. Prior to this, beneficial interests in securitized financial assets were scoped out of Statement of Financial Accounting Standards No. 133. In addition, we believe the interest rate reset feature would not require bifurcation under ASC 815-15-25-26.
Prior to 2009, we had exercised our option to call the reset notes at the time of a failed remarketing. This practice was halted to better manage our liquidity during the credit crisis and there is no present intention to begin exercising this option. The securitization trusts that contain these reset notes are VIEs that we consolidate and treat as on-balance sheet financings. As such, the transaction to call the reset notes was treated as a debt extinguishment in our consolidated financial statements. There was no gain or loss recorded as the call was at par which matched the cost basis of the notes at the time of the call.
Other Funding Sources — Senior Unsecured Debt, page F-56
15.	We note your tabular disclosure at the bottom of page F-56 that summarizes your senior unsecured debt repurchases for each period presented. Please revise your future filings to more thoroughly describe your debt repurchase program, including the reasons for such repurchases and how you determined the appropriate accounting treatment for the resulting gains.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

Response:
Page F-18 of our 2010 Form 10-K under “Transfer of Financial Assets and Extinguishments of Liabilities” discusses our accounting treatment for the repurchase of debt.
“We periodically repurchase our outstanding debt in the open market or through public tender offers. We record a gain or loss on the early extinguishment of debt based upon the difference between the carrying cost of the debt and the amount paid to the third party and is net of hedging gains and losses, where the debt is in a qualifying hedge relationship.
We recognize the results of a transfer of loans and the extinguishment of debt based upon the settlement date of the transaction”
We believe this disclosure adequately addresses your question about the accounting treatment.
Additionally, on page 79 the following disclosure also describes the reason we repurchase debt:
“We also repurchase our outstanding unsecured debt in both open-market repurchases and public tender offers. Repurchasing debt helps us better manage our short-term and long-term funding needs. In 2010 we repurchased $4.9 billion face amount of our senior unsecured notes in the aggregate, with maturity dates ranging from 2010 to 2014, which resulted in a total gain of $317 million.”
In response to your comment, we propose adding the following disclosure to our Borrowing footnote in future filings to more thoroughly describe the reasons for our debt repurchase program:
“We also repurchase our outstanding unsecured debt in both open-market repurchases and public tender offers. Repurchasing debt helps us to better manage our short-term and long-term funding needs by utilizing current excess liquidity to reduce future obligations related to our unsecured borrowings at favorable pricing.”
Note 9 — Derivative Financial Instruments, page F-59
16.	We note your disclosure that as of December 31, 2010 you have net positive exposure of $920 million on foreign currency interest rate swaps. We also note your disclosure that for trusts issued after November 2005, the counterparty is required to post collateral due to net positive exposure on cross-currency interest rate swaps, irrespective of counterparty rating. Please tell us and disclose in future filings how much of your net positive exposure (of $920 million as of December 31, 2010) is covered by collateral. Additionally, please tell us why you only require the collateral posting requirement for cross-currency interest rate swaps with net positive exposure, as opposed to all of your derivative contracts.
Response:
The net positive exposure of $920 million relates solely to derivatives in our securitization trusts and is net of $520 million of collateral held (i.e., total fair value of $1,440 million less $520 million collateral held). The collateral table on page F-65 of the 2010 Form 10-K discloses on a consolidated basis the total derivative assets along with the collateral held as well as the derivative liability along with the collateral pledged. We will update the narrative discussion to disclose the gross and net positions related to the securitization trusts exposure in future filings (note: this narrative will not be included again until the 2011 Form 10-K when we provide the full narrative disclosures as required. We have determined that the interim changes in these disclosures are not material and therefore have not included them in our interim financial statements).
Our narrative discusses separately our counterparty credit risk in the context of derivatives entered into by our corporate entity and those entered into by our securitizations trusts due to the differences in

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

counterparty risk between the two portfolios of derivatives. All of our corporate derivatives require collateral to be exchanged based on fair value. At a minimum, the derivatives contained in our securitization trusts require collateral if the counterparty’s credit rating is withdrawn or drops below a certain level. Securitization trust derivatives primarily consist of cross-currency interest rate swaps and represent the primary derivative counterparty exposure in our trusts. From the time of issuance until mid 2005, the U.S. dollar depreciated and the value of our cross-currency interest rate swaps experienced significant appreciation. These types of derivatives were identified as needing collateral in our securitization trusts issued after November 2005. We did not have the unilateral ability to amend ISDA’s for securitization derivatives that were already issued.
Note 13 — Stock Based Compensation Plans and Arrangements, page F-69
17.	We note your disclosure on page F-71 that you launched a one-time stock option exchange program to allow certain employees to exchange certain out-of-the-money options for new options with an exercise price equal to the fair market value of your stock as of the grant date. Your disclosure further indicates that the exchange program was designed so the fair market value of the new options would not be greater than the fair market value of the options exchanged. Please tell us how the modifications that you disclosed did not result in the new options having a higher fair market value as compared to the fair market value of the existing options immediately before the modification.
Response:
Our offer to employees to exchange certain eligible stock options was not a one-for-one exchange. Instead, the number of replacement options granted in exchange for each eligible option was determined by the application of exchange ratios calculated on a “value-for-value” basis. This means that the exchange ratios were determined in a manner intended to result in the grant of replacement options having a fair value that was equal to or less than the fair value of the options eligible for exchange. We calculated the exchange ratios by dividing the value of the replacement awards as of the modification date by the value of the original awards immediately prior to the modification date. Since the new at-the-money replacement awards had a higher value as of the modification date compared to the original awards that were underwater, the amount of the new options granted were proportionately adjusted downward to reflect the higher value of the new options offered as part of the exchange as of the modification date. Setting up the exchange in this manner resulted in a value-neutral award modification and therefore no incremental compensation expense. For example, if each old option was worth $1 and each new option was worth $2, then an employee was required to forfeit 2 old options to receive 1 new option.
An outside valuation specialist assisted us in determining the fair value of the eligible options and new options which we then used to calculate the appropriate value-neutral exchange ratio for each eligible option. Because the new options granted as part of the exchange had a greater per-option value than the eligible out-of-the-money options, employees were required to exchange existing eligible lower value options at an average exchange ratio of approximately 2:1 (as can be seen on the table on page F-71 of the 2010 10-K). The actual ratio varied by eligible option grant but in each case was calculated so the exchange of the old options for the new options was value neutral.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

Note 20 — Discontinued Operations, page F-99
18.	We note your disclosure that other assets included within discontinued operations as of December 31, 2009 includes a receivable from SLM Corporation associated with the 2009 net operating loss generated by the sale of your Purchased Paper — Mortgage/Properties business, and that this receivable was settled in the third quarter of 2010. Please clarify why you have a receivable recorded from SLM Corporation and provide additional information as to what the balance represents, why it is recorded in your consolidated financial statements, and whether a similar receivable is recorded, or will be recorded, related to any net operating loss that may be generated upon the sale of the Purchased Paper — Non-Mortgage loan portfolio.
Response:
The disclosure on page F-99 shows the assets and liabilities of the discontinued business classified as held for sale on a stand-alone basis. The discontinued business on a stand-alone basis has certain intercompany assets and liabilities that are reported in this disclosure but have been eliminated in our consolidated balance sheet. From a consolidated balance sheet perspective, all intercompany items have been eliminated and we had only the tax receivable from the IRS recorded.
The stand-alone consolidated balance sheet of the Purchased Paper-Mortgage/Properties business included a tax receivable from SLM Corporation as a result of a tax sharing agreement. When we filed our 2009 federal income tax return in 2010 we settled the receivable included in the stand alone consolidated balance sheet of the Purchased Paper-Mortgage/Properties business.
Although SLM Corporation recorded impairment during the fourth quarter of 2010 in conjunction with adjusting the Purchased Paper-Non Mortgage business to its estimated fair value, this loss was deferred for tax purposes since we had not yet disposed of the business. At December 31, 2010, this deferred tax asset is included in the disclosure of other assets of this stand-alone discontinued operation along with a deferred tax asset associated with certain intangible assets that exist for tax purposes. When this business is sold, which we anticipate will occur in 2011, the aggregate deferred tax asset will be realized. Accordingly, it will be reclassified to an income tax receivable from SLM Corporation within the consolidated stand alone balance sheet of the Purchased Paper-Non Mortgage business. We anticipate that this receivable will be settled when the SLM Corporation Consolidated Group files its consolidated tax return that reflects the sale of the Purchased Paper — Mortgage/Properties business.
* * * * *

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

     In connection with our response to your letter, we acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
     If you have additional questions or comments, please feel free to contact me.

Sincerely,
/s/ JONATHAN C. CLARK
Jonathan C. Clark
Executive Vice President and Chief Financial Officer

Exhibits

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

Exhibit 1
Receivable for Partially Charged-Off Private Education Loans
     At the end of each month, for loans that are 212 days past due, we charge off the estimated loss of a defaulted loan balance. Actual recoveries are applied against the remaining loan balance that was not charged off. We refer to this remaining loan balance as the “receivable for partially charged-off loans.” If actual periodic recoveries are less than expected, the difference is immediately charged off through provision expense with an offsetting reduction in the receivable for partially charged-off Private Education Loans. If actual periodic recoveries are greater than expected, they will be reflected as a recovery through the allowance for Private Education Loan losses once the cumulative recovery amount exceeds the cumulative amount originally expected to be recovered.
     The following table summarizes the activity in the receivable for partially charged-off Private Education Loans for the quarters ended March 31, 2011, and 2010.

	Three Months Ended
	March 31,
(Dollars in millions)	2011	2010
Receivable at beginning of period — GAAP basis	$1,039	$499
Consolidation of off-balance sheet trusts(1)	—	229

Receivable at beginning of period	1,039	728
Expected future recoveries of current period defaults(2)	98	101
Recoveries(3)	(40)	(25)
Other(4)	(7)	(7)

Receivable at end of period	$1,090	$797

(1)	Upon the adoption of the new consolidation accounting guidance on January 1, 2010, we consolidated all of our off-balance sheet securitization trusts.

(2)	Remaining loan balance expected to be collected from contractual loan balances partially charged off during the period. This is the difference between the defaulted loan balance and the amount of the defaulted loan balance that was charged off.

(3)	Current period cash collections of amounts originally expected to be recovered.

(4)	Other is the current period recovery shortfall. This is the difference between what was expected to be collected and what was actually collected.

Stephanie L. Hunsaker
Securities and Exchange Commission
May 16, 2011

Exhibit 2
Primary Sources of Liquidity and Available Capacity
The following table details our main sources of primary liquidity and the available capacity outstanding at March 31, 2011 and December 31, 2010, and the related average balances for the three months ended March 31, 2011 and 2010.

			Average Balances
	Ending Balances		Three Months Ended March 31,
	March 31, 2011	December 31, 2010	2011	2010
(Dollars in millions)	Available Capacity	Available Capacity	Available Capacity	Available Capacity
Sources of primary liquidity for general corporate purposes:
Unrestricted cash and liquid investments:
Cash and cash equivalents	$3,872	$4,342	$4,231	$6,010
Other	79	85	78	104

Total unrestricted cash and liquid investments(1)(2)(3)	3,951	4,427	4,309	6,114
Available borrowings to the extent collateral exists:
Unused commercial paper and bank lines of credit(4)	—	—	—	3,485
FFELP ABCP facilities(5)	2,336	3,937	2,793	929
FHLB-DM facility(5)	9,350	8,664	9,253	11,002

Total sources of primary liquidity for general corporate purposes(6)	$15,637	$17,028	$16,355	$21,530

(1)	At March 31, 2011 and December 31, 2010, ending balances exclude $812 million and $872 million, respectively, of other non-liquid investments, classified as investments on our balance sheet in accordance with GAAP. For the three months ended March 31, 2011 and 2010, average balances exclude $747 million and $744 million, respectively, of non-liquid investments, classified as investments on our average balance sheet in accordance with GAAP.

(2)	At March 31, 2011 and December 31, 2010, ending balances include $724 million and $684 million, respectively, of cash collateral pledged by derivative counterparties and held in our unrestricted cash. For the three months ended March 31, 2011 and 2010, average balances include $860 million and $735 million, respectively, of cash collateral pledged by derivative counterparties and held in our unrestricted cash.

(3)	At March 31, 2011 and December 31, 2010, ending balances include $1.1 billion and $2.0 billion, respectively, of cash and liquid investments at the Bank. For the three months ended March 31, 2011 and 2010, average balances include $1.4 billion and $2.2 billion, respectively, of cash and liquid investments at the Bank. This cash will be used primarily to originate or acquire student loans.

(4)	On November 24, 2010, our remaining bank line of credit was retired.

(5)	Borrowing capacity is subject to availability of collateral. As of March 31, 2011 and December 31, 2010, we had $2.4 billion and $1.5 billion, respectively, of outstanding unencumbered FFELP Loans, net, available for use in either the FFELP ABCP facilities or FHLB-DM facility. For the three months ended March 31, 2011 and 2010, we had $2.2 billion and $2.2 billion, respectively of average balances for unencumbered FFELP loans, net, available for use in either the FFELP ABCP facilities or FHLB-DM facility.

(6)	General corporate purposes primarily include originating Private Education Loans and repaying unsecured debt as it matures.